UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WESTERN MIDSTREAM PARTNERS, LP
(Exact name of the registrant as specified in its charter)

Delaware	001-35753	46-0967367
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

9950 Woodloch Forest Drive, Suite 2800
The Woodlands, Texas 77380
(Address of principal executive office) (Zip Code)

Kristen S. Shults
Senior Vice President and Chief Financial Officer
(346) 786-5000
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ______.

☑    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

(a) Required Disclosure

During the year ended December 31, 2024, neither Western Midstream Partners, LP nor its subsidiaries (including Western Midstream Operating, LP and its subsidiaries), made any payments to a foreign government or the United States federal government that would be reportable under Item 2.01 of Form SD.

As a result, no specified payment disclosure is included in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN MIDSTREAM PARTNERS, LP

		By:	Western Midstream Holdings, LLC, its general partner

Dated:	September 24, 2025	By:	/s/ Kristen S. Shults
Kristen S. Shults Senior Vice President and Chief Financial Officer